REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tredegar Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Tredegar Industries, Inc., and Subsidiaries ("Tredegar") as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Tredegar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tredegar as of December 31, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND, L.L.P.

Richmond, Virginia
January 14, 1997

CONSOLIDATED STATEMENTS OF INCOME
Tredegar Industries, Inc., and Subsidiaries



Years Ended December 31                                            1996            1995            1994
- ----------------------------------------------------------------------------------------------------------
(In thousands, except per-share amounts)
Revenues:
   Net sales                                                     $523,551        $589,454        $502,208
   Other income (expense), net                                      4,248            (669)           (296)
                                                                 --------        --------        --------
      Total                                                       527,799         588,785         501,912
                                                                 --------        --------        --------
Costs and expenses:
   Cost of goods sold                                             417,270         490,510         419,823
   Selling, general and administrative                             39,719          48,229          47,978
   Research and development                                        11,066           8,763           8,275
   Interest                                                         2,176           3,039           4,008
   Unusual items                                                  (11,427)            (78)         16,494
                                                                 --------        --------        --------
      Total                                                       458,804         550,463         496,578
                                                                 --------        --------        --------
Income from continuing operations before income taxes              68,995          38,322           5,334
Income taxes                                                       23,960          14,269           3,917
                                                                 --------        --------        --------
Income from continuing operations                                  45,035          24,053           1,417
Discontinued Energy segment operations:
   Income from Energy segment operations                                -               -           4,220
   Gain on disposition of interest in The Elk Horn Coal
      Corporation (net of income tax of $16,224)                        -               -          25,740
   Gain on sale of remaining oil & gas properties
      (net of income tax of $2,121)                                     -               -           3,938
   Deferred tax benefit on the difference between
      financial reporting and income tax basis of
      The Elk Horn Coal Corporation                                     -               -           3,320
                                                                 --------        --------        --------
Net income                                                        $45,035         $24,053        $ 38,635
=========================================================================================================
Earnings per common and dilutive common equivalent share:
   Continuing operations                                          $  3.44         $  1.80        $    .09
   Discontinued Energy segment operations                               -               -            2.40
                                                                 --------        --------        --------
   Net income                                                     $  3.44         $  1.80        $   2.49
=========================================================================================================

See accompanying Notes to Financial Statements.

CONSOLIDATED BALANCE SHEETS
Tredegar Industries, Inc., and Subsidiaries

December 31                                                1996         1995
- ------------------------------------------------------------------------------
(In thousands, except share amounts)

Assets
Current assets:
   Cash and cash equivalents                             $101,261      $ 2,145
   Accounts and notes receivable                           61,076       71,673
   Inventories                                             17,658       33,148
   Income taxes recoverable                                 2,023        2,179
   Deferred income taxes                                    9,484       14,882
   Prepaid expenses and other                               2,920        2,375
                                                         --------      -------
      Total current assets                                194,422      126,402

Property, plant and equipment, at cost:
   Land and land improvements                               4,807        6,713
   Buildings                                               32,590       50,167
   Machinery and equipment                                222,803      269,646
                                                         --------      -------
      Total property, plant and equipment                 260,200      326,526
   Less accumulated depreciation and amortization         169,771      204,074
                                                         --------      -------
   Net property, plant and equipment                       90,429      122,452
Other assets and deferred charges                          36,094       35,186
Goodwill and other intangibles                             20,132       30,012
                                                         --------      -------
      Total assets                                       $341,077     $314,052
==============================================================================

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                      $ 28,814     $ 31,105
   Accrued expenses                                        32,487       38,648
                                                         --------      -------
      Total current liabilities                            61,301       69,753
Long-term debt                                             35,000       35,000
Deferred income taxes                                      16,994       22,218
Other noncurrent liabilities                               15,237       16,560
                                                         --------      -------
      Total liabilities                                   128,532      143,531

Commitments and contingencies (Notes 13 and 18)
Shareholders' equity:
   Common stock (no par value):
      Authorized 50,000,000 shares;
      Issued and outstanding - 12,238,053 shares
         in 1996 and 12,176,295 in 1995                   113,019      112,908
   Foreign currency translation adjustment                    499          445
   Retained earnings                                       99,027       57,168
                                                         --------      -------
      Total shareholders' equity                          212,545      170,521
                                                         --------      -------
      Total liabilities and shareholders' equity         $341,077     $314,052
==============================================================================

See accompanying Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Tredegar Industries, Inc., and Subsidiaries



Years Ended December 31                                                                1996            1995           1994
- -----------------------------------------------------------------------------------------------------------------------------
(In thousands)
Cash flows from operating activities:
   Continuing operations:
      Income from continuing operations                                               $45,035         $24,053        $ 1,417
      Adjustments for noncash items:
         Depreciation                                                                  20,062          23,256         23,491
         Amortization of intangibles                                                      256             579          1,354
         Write-off of intangibles                                                           -             189         14,394
         Deferred income taxes                                                          1,771           1,540         (6,907)
         Accrued pension income and postretirement benefits, net                       (2,582)         (2,396)          (623)
         (Gain) loss on divestitures and property disposals, net                      (12,715)              -          2,100
         Write-off of certain industrial packaging film machinery and equipment         1,288               -              -
         Gain on sale of investments (net of investment losses)                        (2,139)            (34)             -
      Changes in assets and liabilities, net of effects from divestitures and acquisitions:
         Accounts and notes receivable                                                 (4,894)          4,912         (3,075)
         Inventories                                                                    1,257           4,010         (1,158)
         Income taxes recoverable and other prepaid expenses                             (763)         (1,324)        (2,349)
         Accounts payable and accrued expenses                                           (471)         (6,228)        12,311
      Other, net                                                                         (840)          1,071         (1,873)
                                                                                      -------          ------         ------
         Net cash provided by continuing operating activities                          45,265          49,628         39,082
   Net cash provided by discontinued Energy segment operating activities                    -               -          3,435
                                                                                      -------          ------         ------
            Net cash provided by operating activities                                  45,265          49,628         42,517

Cash flows from investing activities:
   Continuing operations:
      Capital expenditures                                                            (23,960)        (25,138)       (15,579)
      Acquisitions (net of $358 cash acquired)                                              -          (3,637)             -
      Investments                                                                      (3,138)         (1,904)        (1,400)
      Proceeds from the sale of Molded Products and Brudi                              71,598               -              -
      Proceeds from sale of investments                                                 2,600           1,478              -
      Proceeds from property disposals                                                  9,880           1,238          3,519
      Other, net                                                                          (35)             85            186
                                                                                      -------         -------        -------
         Net cash provided by (used in) investing activities
            of continuing operations                                                   56,945         (27,878)       (13,274)
   Net cash provided by disposals of discontinued Energy segment operations                 -               -         75,393
                                                                                      -------         -------        -------
            Net cash provided by (used in) investing activities                        56,945         (27,878)        62,119

Cash flows from financing activities:
   Dividends paid                                                                      (3,176)         (2,286)        (2,465)
   Net decrease in borrowings                                                               -          (3,000)       (59,000)
   Repurchase of Tredegar common stock                                                 (2,034)        (25,542)       (34,105)
   Other, net                                                                           2,116           2,187            (30)
                                                                                      -------         -------        -------
            Net cash used in financing activities                                      (3,094)        (28,641)       (95,600)

Increase (decrease) in cash and cash equivalents                                       99,116          (6,891)         9,036
Cash and cash equivalents at beginning of period                                        2,145           9,036              -
                                                                                      -------         -------        -------
Cash and cash equivalents at end of period                                           $101,261         $ 2,145        $ 9,036
=============================================================================================================================
Supplemental cash flow information:
   Interest payments (net of amount capitalized)                                     $  2,178         $ 3,041        $ 4,412
   Income tax payments, net                                                          $ 19,399         $15,102        $26,388
=============================================================================================================================


See accompanying Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Tredegar Industries, Inc., and Subsidiaries


                                                          Common Stock                Retained        Foreign         Total
                                                   --------------------------         Earnings        Currency     Shareholders'
Years Ended December 31, 1996, 1995 and 1994           Shares          Amount        (Deficit)       Translation      Equity
- -------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share and per-share data)
Balance December 31, 1993                          10,894,904        $170,140         $  (769)          $(283)       $169,088

Net income                                                  -               -          38,635               -          38,635
Cash dividends declared ($.24 per share)                    -               -          (2,465)              -          (2,465)
Repurchases of Tredegar common stock               (1,910,239)        (34,105)              -               -         (34,105)
Issued upon exercise of stock options                   6,000              87               -               -              87
Issued upon exercise of SARs                            1,593              28               -               -              28
Foreign currency translation adjustment                     -               -               -             610             610
                                                   ----------        --------         -------           -----        --------
Balance December 31, 1994                           8,992,258         136,150          35,401             327         171,878

Net income                                                  -               -          24,053               -          24,053
Cash dividends declared ($.24 per share)                    -               -          (2,286)              -          (2,286)
Repurchases of Tredegar common stock                 (998,197)        (25,542)              -               -         (25,542)
Issued upon exercise of stock options (including
   related income tax benefits realized
   by Tredegar of $341)                               118,500           2,158               -               -           2,158
Issued upon exercise of SARs                            5,723             142               -               -             142
Foreign currency translation adjustment                     -               -               -             118             118
Three-for-two stock split                           4,058,011               -               -               -               -
                                                   ----------        --------         -------           -----        --------
Balance December 31, 1995                          12,176,295         112,908          57,168             445         170,521

Net income                                                  -               -          45,035               -          45,035
Cash dividends declared ($.26 per share)                    -               -          (3,176)              -          (3,176)
Repurchases of Tredegar common stock                  (68,947)         (2,034)              -               -          (2,034)
Issued upon exercise of stock options (including
   related income tax benefits realized by
   Tredegar of $800)                                  130,705           2,145               -               -           2,145
Foreign currency translation adjustment                     -               -               -              54              54
                                                   ----------        --------         -------           -----        --------
Balance December 31, 1996                          12,238,053        $113,019         $99,027            $499        $212,545
===============================================================================================================================


See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
Tredegar Industries, Inc., and Subsidiaries
(In thousands, except share and per-share amounts)

1    SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

     Organization and Nature of Operations
Tredegar Industries, Inc., and subsidiaries ("Tredegar" or the "company") is a diversified manufacturer of plastic films, aluminum extrusions and vinyl extrusions. Tredegar also has interests in various technologies, including rational drug design research and computer software. For further description of Tredegar's products, principal markets and customers, see the products and market information matrix on pages 2-3, the segment tables on pages 20-22 and the business segment review on pages 27-30.

     During the first quarter of 1996, Tredegar sold all of the outstanding capital stock of its injection molding subsidiary, Tredegar Molded Products Company, including Polestar Plastics Manufacturing Company (together "Molded Products"). During the second quarter of 1996, Tredegar completed the sale of Brudi, Inc. and its subsidiaries (together "Brudi"). See Note 19 on page 47 for further information regarding these divestitures.

     During the first quarter of 1995, Tredegar acquired a plastic films business in Argentina. This acquisition was accounted for using the purchase method; accordingly, the assets and liabilities of the acquired entity have been recorded at their estimated fair value at the date of acquisition. No goodwill arose from the acquisition since the estimated fair value of the identifiable net assets acquired was approximately equal to the purchase price. The operating results of the entity acquired have been included in the consolidated statements of income since the date of acquisition.

     In August 1994, Tredegar completed the divestiture of its energy businesses. See Note 19 on page 47 for further information regarding these discontinued operations.

     Basis of Presentation
The consolidated financial statements include the accounts and operations of Tredegar and all of its subsidiaries. Intercompany accounts and transactions within Tredegar have been eliminated. Certain previously reported amounts have been reclassified to conform to the 1996 presentation.

     On September 28, 1995, Tredegar's Board of Directors declared a three-for-two stock split payable on January 1, 1996, to shareholders of record on December 8, 1995. Accordingly, all historical references to the shares used to compute earnings per share, per-share amounts, stock option data and market prices of Tredegar's common stock have been restated to reflect the split.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Revenue Recognition
Revenue from the sale of products is recognized when title and risk of loss have transferred to the buyer, which is generally when product is shipped.

     Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments with maturities of three months or less when purchased. At December 31, 1996 and 1995, Tredegar had approximately $101,000 and $2,000, respectively, invested in securities with maturities of one month or less.

     Tredegar's policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year. The primary objectives of Tredegar's investment policy are safety of principal and liquidity.

     Inventories
Inventories are stated at the lower of cost or market, with cost principally determined on the last-in, first-out ("LIFO") basis. Other inventories are stated on either the weighted average cost or the first-in, first-out basis. Cost elements included in work-in-process and finished goods inventories are raw materials, direct labor and manufacturing overhead.

     Aluminum Forward Sales, Purchase and
     Futures Contracts
In the normal course of business, Tredegar enters into a combination of forward purchase commitments and futures contracts to acquire aluminum. Gains and losses on these contracts are designated and effective as hedges of aluminum price and margin exposure on forward sales contracts and, accordingly, are recorded as adjustments to the cost of inventory (see Note 5 on page 41).

     Property, Plant and Equipment
Accounts include costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for renewals and betterments also are capitalized, but expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in income.

     Property, plant and equipment includes capitalized interest of $730, $279 and $206 in 1996, 1995 and 1994, respectively. Maintenance and repairs of property, plant and equipment were $19,018, $20,100 and $19,400 in 1996, 1995 and 1994, respectively.

     Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets.

     Goodwill and Other Intangibles
There was no goodwill subject to amortization at December 31, 1996. Goodwill acquired prior to November 1, 1970 ($19,484, $19,484 and $19,629 at December 31, 1996, 1995 and 1994, respectively), is not being amortized and relates to Tredegar's Aluminum Extrusions business. Goodwill subject to amortization at December 31, 1995 and 1994 ($9,478 and $9,752, respectively, net of accumulated amortization) related primarily to Brudi which was sold in the second quarter of 1996 (see Note 8 on page 42 and Note 19 on page 47). Other intangibles ($648, $1,050, and $1,375 at December 31, 1996, 1995 and 1994, respectively, net of accumulated amortization) consist primarily of patents and licenses acquired which are being amortized on a straight-line basis over a period of not more than 17 years.

     Impairment of Long-Lived Assets
Beginning in 1995, the review for the possible impairment of long-lived tangible and intangible assets is performed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." For assets to be held and used in operations, this standard requires that, whenever events indicate that an asset may be impaired, the entity estimate the future unlevered cash flows expected to result from the use of the asset and its eventual disposition. Assets are grouped for this purpose at the lowest level for which there are identifiable and independent cash flows. If the sum of these undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the impairment loss is based on the estimated fair value of the asset.

     Pension Costs and Postretirement Benefit Costs
     Other Than Pensions
Pension costs and postretirement benefit costs other than pensions are accrued over the period employees provide service to the company in compliance with SFAS No. 87, "Employers Accounting for Pensions," and SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" (see Note 14 on page
44). Tredegar's policy is to fund its pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 and to fund postretirement benefits other than pensions when claims are incurred.

     Postemployment Benefits
Tredegar periodically provides certain postemployment benefits purely on a discretionary basis. Accordingly, under SFAS No. 112, "Employers Accounting for Postemployment Benefits," related costs for these programs are accrued when it is probable that such benefits will be paid. All other postemployment benefits are either accrued under current benefit plans or are not material to Tredegar's financial position or results of operations.

     Income Taxes
Income taxes are recognized during the period in which transactions enter into the determination of income for financial reporting purposes, with deferred income taxes being provided at enacted statutory tax rates on the differences between the financial reporting and tax bases of assets and liabilities (see
Note 16 on page 46). The company accrues U.S. federal income taxes on the undistributed earnings of its foreign subsidiaries.

     Earnings Per Share
Earnings per share is computed using the weighted average number of post-split shares of common stock outstanding for each period presented.

     Prior to 1995, Tredegar excluded common stock equivalents (stock options) from its computation of earnings per common share due to their immaterial dilutive effect. Immaterial is defined in this context by Accounting Principles Board ("APB") Opinion No. 15, "Earnings per Share," as dilution of less than 3%. As a result of share repurchases and the increase in Tredegar's stock price, stock options currently outstanding are dilutive in excess of the threshold set forth in APB Opinion No. 15. Accordingly, shares used to compute earnings per common and dilutive common equivalent share for 1996 and 1995 include common stock equivalents of 897,407 and 454,379 shares, respectively. Fully diluted earnings per common share is not materially different from the earnings per common and dilutive common equivalent share presented in the consolidated statements of income. The number of shares used in computing earnings per share were 13,105,023, 13,370,019 and 15,524,130 in 1996, 1995 and 1994, respectively.

     Stock Options
Stock options, stock appreciation rights ("SARs") and restricted stock grants are accounted for under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations whereby (i) no compensation cost is recognized for fixed stock option or restricted stock grants unless the quoted market price of the stock at the measurement date (ordinarily the date of grant or award) is in excess of the amount the employee is required to pay and (ii) compensation cost for SARs is recognized and adjusted up through the date of exercise or forfeiture based on the estimated number of SARs expected to be exercised times the difference between the market price of Tredegar's stock and the amount the employee is required to pay. The company provides additional pro forma disclosures of the fair-value based method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" (see Note 12 on page 42).

2    BUSINESS SEGMENTS

See pages 20-22 and the related Notes to Financial Tables on page 32 for net sales, operating profit, identifiable assets and other information about Tredegar's businesses that are presented for the years 1990-1996. The discussion of segment information is unaudited.

3    ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:

- -------------------------------------------------------------------
December 31                                   1996        1995

Trade, less allowance for doubtful accounts
   and sales returns of $3,487 and $5,330
   in 1996 and 1995                         $ 59,866     $69,618
Other                                          1,210       2,055
                                             -------     -------
   Total                                    $ 61,076     $71,673
- -------------------------------------------------------------------

     The decline in accounts and notes receivable during the period is due primarily to the sale of Molded Products and Brudi during 1996 (see Note 19 on page 47).

4    INVENTORIES

Inventories consist of the following:
- -------------------------------------------------------------------
December 31                                   1996        1995

Finished goods                              $ 1,677     $ 4,619
Work-in-process                               1,782       4,217
Raw materials                                 7,958      17,946
Stores, supplies and other                    6,241       6,366
                                            -------     --------
   Total                                    $17,658     $33,148
- -------------------------------------------------------------------

     Inventories stated on the LIFO basis amounted to $9,342 and $15,974 at December 31, 1996 and 1995, respectively, which are below replacement costs by approximately $13,748 and $14,212, respectively. The decline in inventories during the period is due primarily to the sale of Molded Products and Brudi during 1996 (see Note 19 on page 47).

5    ALUMINUM FORWARD SALES, PURCHASE AND
     FUTURES CONTRACTS

In the normal course of business, Tredegar enters into fixed-price forward sales contracts with certain customers for the sale of fixed quantities of aluminum extrusions at scheduled intervals. In order to hedge its exposure to aluminum price volatility under these fixed-price arrangements, which generally have a duration of not more than 12 months, the company enters into a combination of forward purchase commitments and futures contracts to acquire aluminum, based on the scheduled deliveries. These contracts involve elements of credit and market risk that are not reflected on the company's balance sheet, including the risk of dealing with counterparties and their ability to meet the terms of the contracts. At December 31, 1996, open fixed-price forward sales contracts, representing commitments to sell 15.7 million pounds of aluminum in the form of finished product, were matched with open forward purchase and futures contracts. The weighted average cost per pound of aluminum on the commitment dates for open fixed-price forward sales contracts was approximately 71 cents per pound compared with 73 cents per pound at December 31, 1996. This unrealized loss of 2 cents per pound (approximately $300) was substantially hedged at December 31, 1996, by an unrealized gain of approximately the same amount on the matching open forward purchase commitments and futures contracts to acquire aluminum.

6    NONOPERATING ASSETS HELD FOR SALE

Included in "Other assets and deferred charges" in the consolidated balance sheet at December 31, 1995, were nonoperating assets held for sale, primarily land and buildings related to closed facilities, totaling $6,057. Such assets were sold in 1996 at amounts approximating their carrying value, except for the former plastic films site in Fremont, California, which was sold in excess of its recorded amount (see Note 17 on page 47).

7    INVESTMENTS

During 1996, Tredegar realized a gain of $2,139 ($1,369 after income taxes) on the sale of its equity investment in Indigo Medical, Inc. ("Indigo") to Johnson & Johnson. This gain is included in "Other income (expense), net" in the consolidated statements of income. Indigo is engaged in the development of catheter-based laser thermotherapy systems to treat enlargement of the prostate. During 1995, Tredegar recognized a charge of $694 for the write-off of another medical technology investment. This charge is included in "Selling, general and administrative" expenses in the consolidated statements of income.

     At December 31, 1996 and 1995, Tredegar had technology-related investments with a cost basis of $6,048 and $3,410, respectively, which represented ownership (either in the form of limited partnership shares, the stock of privately held companies or the restricted or unrestricted stock of companies that recently registered shares in initial public offerings) of less than 20% in seven separate entities. These investments are included in "Other assets and deferred charges" in the consolidated balance sheets and each security is accounted for at the lower of cost or estimated fair value. Management estimates the fair value of these investments to be in excess of $15,000. However, because of the inherent uncertainty of the valuations of restricted securities or securities for which there is no public market, these estimates may differ significantly from the values that would have been used had a ready market for the securities existed. Furthermore, the publicly traded stock of emerging, technology-based companies usually has higher volatility and risk than the U.S. stock market as a whole.

8    GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles, and the related accumulated amortization, are as follows:

- ---------------------------------------------------------------
December 31                                   1996        1995

Goodwill and other intangibles             $50,259     $50,424
Divestitures (see Note 19 on page 47)       (9,980)          -
Write-offs                                       -        (189)
Additions and reclassifications                356          24
                                            ------      -------
   Subtotal                                 40,635      50,259
Accumulated amortization                   (20,503)    (20,247)
                                           -------     --------
   Net                                     $20,132     $30,012
- ---------------------------------------------------------------

9    ACCRUED EXPENSES

Accrued expenses consist of the following:
- ---------------------------------------------------------------
December 31                                 1996        1995

Payrolls, related taxes and medical and
   other benefits                          $13,347    $10,759
Workmen's compensation and disabilities      4,561      6,108
Vacation                                     4,201      5,397
Plant shutdowns and divestitures             2,061      2,773
Environmental                                  774      2,341
Other                                        7,543     11,270
                                           -------     ------
   Total                                   $32,487    $38,648
- ---------------------------------------------------------------

 10  DEBT AND CREDIT AGREEMENTS

At December 31, 1996 and 1995, Tredegar's debt outstanding consisted of a $35,000, 7.2% fixed-rate note that matures in June 2003. The first annual principal payment of $5,000 is due in June 1997 and has been classified as long-term debt in accordance with Tredegar's ability to refinance such obligation on a long-term basis. At December 31, 1996, the prepayment value of the note was $35,900 and Tredegar estimates that an equivalent rate on similar debt would be 7.3%.

     Tredegar also has a revolving credit facility that permits borrowings of up to $275,000 (no amounts borrowed at December 31, 1996 and 1995). The facility matures on September 7, 2001, with an annual extension of one year permitted subject to the approval of participating banks. The facility provides for interest to be charged at a base rate (generally the London Interbank Offered
Rate) plus a spread that is dependent on Tredegar's quarterly debt-to-total capitalization ratio. A facility fee is also charged on the $275,000 commitment amount. The spread and facility fee charged at various debt-to-total capitalization levels are as follows:

- --------------------------------------------------------------------
Debt-to-Total                               (Basis Points)
Capitalization Ratio                ------------------------------
                                         Spread    Facility Fee

Less than or equal to 35%                17.50         12.50
Greater than 35% and less than
   or equal to 50%                       25.00         15.00
Greater than 50%                         31.25         18.75
- --------------------------------------------------------------------

     In addition, a utilization fee of 10 basis points is charged on the outstanding principal amount when more than $137,500 is borrowed under the agreement. The weighted average interest rate on all variable-rate loans outstanding during 1995 and 1994 was 6.7% and 4.9%, respectively (there were no such loans outstanding during 1996).

     Tredegar's loan agreements contain restrictions, among others, on the payment of cash dividends and the maximum debt-to-total capitalization ratio permitted (60%). At December 31, 1996, $82,655 was available for cash dividend payments, and $275,000 was available to borrow under the 60% debt-to-total capitalization ratio restriction.

 11  SHAREHOLDER RIGHTS AGREEMENT

Pursuant to a Rights Agreement dated as of June 15, 1989 (as amended), between Tredegar and American Stock Transfer and Trust Company as Rights Agent (the "Rights Agreement"), two-thirds of one Right is attendant to each share of Tredegar common stock. Each Right entitles the registered holder to purchase from Tredegar one one-hundredth of a share of Participating Cumulative Preferred Stock, Series A (the "Preferred Stock"), at an exercise price of $50 (the "Purchase Price"). The Rights will become exercisable, if not earlier redeemed, only if a person or group acquires 10% or more of the outstanding shares of Tredegar common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of Tredegar common stock. Any action by a person who, together with his associates and affiliates, owned 10% or more of the outstanding shares of Tredegar common stock on July 10, 1989, cannot cause the Rights to become exercisable.

     Each holder of a Right, upon the occurrence of certain events, will become entitled to receive, upon exercise and payment of the Purchase Price, Preferred Stock (or in certain circumstances, cash, property or other securities of Tredegar or a potential acquirer) having a value equal to twice the amount of the Purchase Price.

     The Rights will expire on June 30, 1999.

 12  STOCK OPTION PLANS

Tredegar has three stock option plans whereby stock options may be granted to purchase a specified number of shares of Tredegar common stock at a price not less than the fair market value on the date of grant and for a term not to exceed 10 years. Options ordinarily vest one year from the date of grant. In addition to stock options, recipients may also be granted SARs and restricted stock. No SARs have been granted since 1992 and when granted have been in tandem with stock options. Generally, the share appreciation that can be realized upon the exercise of SARs is limited to the fair market value at the date of grant. As a result, it is more likely that related stock options will be exercised rather than SARs when the price of Tredegar's common stock is in excess of $22.27 per share (Tredegar's closing stock price on December 31, 1996, was $40.125 per share).

     The compensation cost that has been charged against income for SARs was zero, $984 and $53 in 1996, 1995 and 1994, respectively. Had compensation cost for the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the company's income and earnings per common and dilutive common equivalent share from continuing operations would have been reduced to the pro forma amounts indicated below:

- -----------------------------------------------------------------
                                             1996       1995

Income from continuing
   operations:
   As reported                            $45,035     $24,053
   Pro forma                               43,814      23,280
Earnings per common and
   dilutive common
   equivalent share from
   continuing operations:
   As reported                               3.44        1.80
   Pro forma                                 3.34        1.74
- -------------------------------------------------------------------

     The fair value of each option was estimated as of the grant date using the Black-Scholes option-pricing model. The assumptions used in this model for valuing stock options granted during 1996 and 1995 are provided below:

- --------------------------------------------------------------------
                                              1996        1995

Dividend yield                                 1.0%        1.3%
Volatility percentage                         23.5%       23.8%
Weighted average risk-free
   interest rate                               5.7%        7.3%
Holding period (years):
   Officers                                    9.4        10.0
   Management                                  4.7         5.2
   Others                                      3.2         3.2
Market price at date of grant:
   Officers and management                  $25.13      $12.50
   Others                                    22.13       11.59
Exercise price for options
   granted where exercise
   price exceeds market price
   (applicable to officers and
   management only)                          29.00         n/a
- --------------------------------------------------------------------

Stock options granted during 1996 and 1995, and their estimated fair value at the date of grant, are provided below:

- --------------------------------------------------------------------
                                             1996        1995

Stock options granted
   (number of shares):
   Where exercise price
       equals market price:
       Officers                            40,000       90,000
       Management                          86,300      117,600
       Others                              53,300       11,400
   Where exercise price
       exceeds market price:
       Officers                            20,000          -
       Management                           3,000          -
                                          -------      -------
   Total                                  202,600      219,000
- ---------------------------------------------------------------------
Estimated fair value of options
   per share at date of grant:
   Where exercise price
       equals market price:
       Officers                            $10.68       $5.81
       Management                            7.07        4.05
       Others                                4.88        2.97
   Where exercise price
       exceeds market price:
       Officers                              9.41         n/a
       Management                            5.55         n/a
Total estimated fair value
   of stock options granted                 1,502       1,033
- ---------------------------------------------------------------------

A summary of the company's stock options outstanding at December 31, 1996, 1995 and 1994, and changes during the years then ended, is presented below:


- ---------------------------------------------------------------------------------------------------------------------------------

                                          Number of Shares              Exercise Price Per Share
                                    ---------------------------         ------------------------
                                      Options            SARs                                          Weighted
                                                                                 Range                  Average       Aggregate
Outstanding at 12/31/93                734,400         694,650           $8.09     to    $11.34          $ 9.85         $ 7,233
Granted in 1994                        579,150               -           10.09     to     16.00           11.41           6,609
Lapsed in 1994                         (56,250)        (16,500)           8.59     to     11.34           10.10            (568)
Options exercised in 1994               (9,000)         (9,000)           8.09     to     11.14            9.67             (87)
SARs exercised in 1994                 (40,500)        (40,500)           8.09     to     11.14           10.20            (413)
                                    -----------      ----------         ------------------------        -------        ---------
Outstanding at 12/31/94              1,207,800         628,650            8.09     to     16.00           10.58          12,774
Granted in 1995                        219,000               -           11.59     to     12.50           12.45           2,727
Lapsed in 1995                         (10,350)         (2,250)          10.09     to     11.59           10.43            (108)
Options exercised in 1995             (177,750)        (57,000)           8.09     to     16.00           10.22          (1,817)
SARs exercised in 1995                 (49,125)        (49,125)           8.09     to     11.14           10.34            (508)
                                     ----------       ---------         ------------------------        -------        ---------
Outstanding at 12/31/95              1,189,575         520,275            8.09     to     16.00           10.99           13,068
Granted in 1996                        202,600               -           22.13     to     29.00           24.78            5,020
Lapsed in 1996                         (15,150)              -           10.09     to     25.13           15.12             (229)
Options exercised in 1996             (130,705)        (60,955)           8.09     to     12.50           10.29           (1,345)
                                     ----------        --------          -----------------------         -------        ---------
Outstanding at 12/31/96              1,246,320         459,320           $8.09     to    $29.00          $13.25          $16,514
- ---------------------------------------------------------------------------------------------------------------------------------

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 1996:


- --------------------------------------------------------------------------------------------------------------------
                                            Options Outstanding at               |    Options Exercisable at
                                              December 31, 1996                  |     December 31, 1996
                                      -------------------------------------------|----------------------------------
                                                        Weighted Average         |
                                                  ---------------------------    |                    Weighted
                                                    Remaining                    |                     Average
        Range of                                  Contractual        Exercise    |                    Exercise
    Exercise Prices                    Shares     Life (Years)          Price    |      Shares          Price
                                                                                 |
                                                                                 |
                $11.14                236,525             2.5          $11.14    |     236,525          $11.14
$ 8.09     to    11.18                228,795             5.2            8.38    |     228,795            8.38
 10.09     to    16.00                396,775             7.2           11.93    |     394,108           11.95
 11.59     to    12.50                186,675             8.1           12.48    |     148,290           12.47
 22.13     to    29.00                197,550             9.1           24.82    |           -               -
                                                                                 |
$ 8.09     to   $29.00              1,246,320             6.4          $13.25    |   1,007,718          $11.02
                                                                                 |
                                                                                 |
- --------------------------------------------------------------------------------------------------------------------

Stock options exercisable at December 31, 1995 totaled 883,974 shares. Stock options available for grant at December 31, 1996 and 1995 totaled 660,600 and 397,800 shares, respectively.

 13  RENTAL EXPENSE AND
     CONTRACTUAL COMMITMENTS

Rental expense was $2,760, $3,355 and $3,337 for 1996, 1995 and 1994,
respectively. Rental commitments under all noncancelable operating leases as of December 31, 1996, are as follows.


1997                               $1,582
1998                                1,610
1999                                1,286
2000                                1,041
2001                                  481
Remainder                             199
   Total                           $6,199
- -----------------------------------------

     Contractual obligations for plant construction and purchases of real property and equipment amounted to approximately $3,247 and $4,679 at December 31, 1996 and 1995, respectively.


 14  RETIREMENT PLANS AND
     OTHER POSTRETIREMENT BENEFITS

Tredegar has noncontributory defined benefit plans covering most employees. The plans for salaried and hourly employees currently in effect are based on a formula using the participant's years of service and compensation or using the participant's years of service and a dollar amount. Plan assets consist principally of common stock and government and corporate obligations.

     The components of net pension income for Tredegar's plans for 1996, 1995 and 1994 are as follows:

- ----------------------------------------------------------------
                                   1996       1995        1994
Return on plan assets:
   Actual return                $22,864     $28,434     $ (572)
   Expected return greater
       (lower) than actual      (10,540)    (17,065)    11,494
                                -------     -------     ------
   Expected return               12,324      11,369     10,922
Amortization of
   transition asset               1,251       1,231      1,231
Service cost (benefits earned
   during the year)              (2,116)     (2,376)    (3,016)
Interest cost on projected
   benefit obligation            (7,631)     (7,192)    (6,885)
Amortization of prior service
   costs and gains or losses       (782)        (99)      (942)
                                 -------    -------     ------
   Net pension income           $ 3,046     $ 2,933     $1,310
- ----------------------------------------------------------------

   The following table presents a reconciliation of the funded status of Tredegar's pension plans at December 31, 1996, 1995 and 1994, to prepaid pension expense:

- ----------------------------------------------------------------------
December 31                        1996       1995        1994

Plan assets at fair value       $166,582    $147,600    $125,390

Actuarial present value of
   benefit obligations:
   Accumulated benefit
       obligation (including
       vested benefits of
       $96,561, $90,895 and
       $77,858, respectively)    (99,219)    (93,077)    (80,422)
   Projected compensation
       increase                   (9,676)    (11,097)     (9,296)
                                ---------    --------    ---------
   Projected benefit obligation (108,895)   (104,174)    (89,718)
                                ---------    --------    ---------
Plan assets in excess of
   projected benefit
   obligation                     57,687      43,426      35,672
Unrecognized net gain being
    amortized                    (31,486)    (21,863)    (16,862)
Unrecognized transition asset
    being amortized               (2,975)     (4,226)     (5,456)
Unrecognized prior service
   costs being amortized           3,658       4,581       5,354
                                ---------     -------     -------
   Prepaid pension expense    $   26,884     $21,918     $18,708

- ----------------------------------------------------------------------
     Prepaid pension expense of $26,884 and $21,918 is included in "Other assets and deferred charges" in the consolidated balance sheets at December 31, 1996 and 1995, respectively.

     Net pension income and plan obligations are calculated using assumptions of discount rates on projected benefit obligations, estimated rates of projected increases in compensation and expected rates of return on plan assets. The discount rate on projected benefit obligations was assumed to be 7.5% at December 31, 1996, 7.5% at December 31, 1995 and 8.25% at December 31, 1994. The rate of projected compensation increase and the expected long-term rate of return on plan assets was assumed to be 5% and 9%, respectively, each year. Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

     Tredegar also has a non-qualified supplemental pension plan covering certain employees. The plan is designed to restore all or a part of the pension benefits that would have been payable to designated participants from Tredegar's principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to this unfunded plan was $894, $658 and $613 at December 31, 1996, 1995 and 1994, respectively, and pension expense recognized was approximately $150 annually. This information has been included in the above pension tables.

     In addition to providing pension benefits, Tredegar provides postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees retiring after July 1, 1993, receiving a fixed subsidy from Tredegar to cover a portion of their health care premiums.

     The components of net periodic postretirement benefit cost are as follows:

- ----------------------------------------------------------------------
                                  1996        1995        1994

Service cost (benefits earned
   during the year)              $(117)      $(118)      $(177)
Interest cost on accumulated
   postretirement benefit
   obligation                     (448)       (493)       (492)
Recognition of gains (losses)      101          74         (18)
                                 -------      -----      ------
   Net postretirement
       benefit cost              $(464)      $(537)      $(687)

- ----------------------------------------------------------------------

     The following table presents a reconciliation of the funded status of Tredegar's postretirement life insurance and health care benefit plans at December 31, 1996, 1995 and 1994, to accrued postretirement benefit cost:

- -----------------------------------------------------------------------
December 31                        1996       1995        1994

Plan assets at fair value       $     -     $    -     $     -

Accumulated postretirement
   benefit obligation (APBO):
   Retirees                     (3,283)     (3,438)     (3,085)
   Other fully eligible
       participants             (1,253)     (1,396)     (1,593)
   Other active
      participants              (1,769)     (1,957)     (1,852)
                                -------     -------     -------
       Total APBO               (6,305)     (6,791)     (6,530)
                                -------     -------     -------
APBO in excess of plan assets   (6,305)     (6,791)     (6,530)
Unrecognized gain               (1,317)     (1,219)     (1,124)
                                -------     -------     -------
   Accrued postretirement
       benefit cost            $(7,622)    $(8,010)    $(7,654)

- -----------------------------------------------------------------------
     Accrued postretirement benefit cost of $7,622 and $8,010 is included in "Other noncurrent liabilities" in the consolidated balance sheets of December 31, 1996 and 1995, respectively.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1996, 7.5% at December 31, 1995 and 8.25% at December 31, 1994. The rate of annual pay increase for life insurance benefits was assumed to be 5% each year. The rate of increase in the per-capita cost of covered health care benefits for the indemnity plan was assumed to be 11% at December 31, 1996, 12% at December 31, 1995 and 13% at December 31, 1994. The rate of increase in the per-capita cost of covered health care benefits for the managed care plans was assumed to be 8.9% at December 31, 1996, 9.7% at December 31, 1995 and 10.4% at December 31, 1994. The rates for the per-capita cost of covered health care benefits were assumed to decrease gradually for the indemnity and managed care plans to 6% and 5%, respectively, in year 2002 and remain at that level thereafter. Net postretirement benefit cost is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1996, would increase by approximately $9. The effect of this increase on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1996 would be immaterial.

 15  SAVINGS PLAN

Tredegar has a savings plan that allows eligible employees to voluntarily contribute a percentage of their compensation. Under the provisions of the plan, Tredegar matches a portion of the employee's contribution to the plan with shares of Tredegar common stock. Tredegar also has an unfunded non-qualified plan that restores matching benefits for employees suspended from the savings plan due to certain limitations imposed by income tax regulations. Charges recognized by Tredegar for these plans in 1996, 1995 and 1994 amounted to $2,348, $2,060 and $2,059, respectively. Tredegar's unfunded liability under the restoration plan was $1,221 and $723 at December 31, 1996 and 1995, respectively.

 16  INCOME TAXES

Income from continuing operations before income taxes and income taxes are as follows:

- --------------------------------------------------------------------
                                  1996       1995         1994

Income from continuing
   operations before
   income taxes:
   Domestic                    $63,612     $36,494     $2,346
   Foreign                       5,383       1,828      2,988
                               -------     -------     ------
      Total                    $68,995     $38,322     $5,334
- ---------------------------------------------------------------------

Current income taxes:
   Federal                     $17,916     $10,050     $8,375
   State                         2,608       1,996      1,622
   Foreign                       1,665         683        827
                               -------      ------     -------
      Total                     22,189      12,729     10,824
                               -------      ------     -------
Deferred income taxes:
   Federal                       1,105      1,448      (6,741)
   State                             2        136        (424)
   Foreign                         664        (44)        258
                                ------      ------      ------
      Total                      1,771      1,540      (6,907)
                               -------     -------     -------
      Total income taxes       $23,960    $14,269      $3,917
- ---------------------------------------------------------------------

     The significant differences between the U.S. federal statutory rate and the effective income tax rate for continuing operations are as follows:

- ---------------------------------------------------------------------
                                     Percent of Income
                                 From Continuing Operations
                                    Before Income Taxes
                              ---------------------------------------
                                  1996       1995         1994

Income tax expense at federal
   statutory rate                 35.0       35.0        35.0
State taxes, net of federal
   income tax benefit              2.5        3.6        14.6
Foreign Sales Corporation         (1.6)      (1.3)       (6.6)
Tax-exempt interest income         (.9)         -           -
Research and development
   tax credit                      (.3)      (1.0)       (7.5)
Goodwill amortization               .1         .2         3.0
Write-off of certain goodwill        -         .1        31.1
Other items, net                   (.1)        .6         3.8
                                  ----       ----        ----
   Effective income tax rate      34.7       37.2        73.4
- ----------------------------------------------------------------------

     Deferred income taxes result from temporary differences between financial and income tax reporting of various items. The source of these differences and the tax effects for continuing operations are as follows:

- ----------------------------------------------------------------------
                                  1996       1995         1994

Depreciation                    $(2,179)    $ (14)    $(3,472)
Employee benefits                 2,591       499         169
Plant shutdowns, divestitures
   and environmental
   accruals                         409       743         778
Write-offs of certain goodwill
   and other intangibles              -         -      (3,643)
Other items, net                    950       312        (739)
                                --------     -----     --------
   Total                        $ 1,771    $1,540     $(6,907)

- -----------------------------------------------------------------------

     Deferred tax liabilities and deferred tax assets as of December 31, 1996 and 1995, are as follows:

- -----------------------------------------------------------------------
December 31                                  1996        1995

Deferred tax liabilities:
   Depreciation                            $8,220      $13,496
   Pensions                                 9,699        8,274
   Other                                    1,368        2,130
                                           ------      -------
      Total deferred tax liabilities       19,287       23,900
                                           ------      -------
Deferred tax assets:
   Employee benefits                        7,697        8,863
   Allowance for doubtful
      accounts and sales
      returns                               1,306        2,005
   Inventory                                1,170        1,493
   Plant shutdowns and
      divestitures                            752          834
   Environmental accruals                     294          621
   Other                                      558        2,748
                                           ------       ------
      Total deferred tax assets            11,777       16,564
                                           ------       ------
Net deferred tax liability                 $7,510       $7,336
- -----------------------------------------------------------------------

Included in the balance sheet:
   Noncurrent deferred tax
      liabilities in excess
      of assets                           $16,994     $22,218
   Current deferred tax assets
      in excess of liabilities              9,484      14,882
                                           ------     -------
      Net deferred tax liability          $ 7,510     $ 7,336

- -----------------------------------------------------------------------
 17  UNUSUAL ITEMS

In 1996, unusual items totaling $11,427 (income, net) include a gain on the sale of Molded Products ($19,893, see Note 19), a gain on the sale of a former plastic films manufacturing site in Fremont, California ($1,968), a charge related to the loss on the divestiture of Brudi ($9,146, see Note 19) and a charge related to the write-off of specialized machinery and equipment due to excess capacity in certain industrial packaging films ($1,288).

     In 1995, unusual items totaling $78 (income, net) include a gain on the sale of Regal Cinema shares ($728), a charge related to the restructuring of APPX Software ($2,400) and a recovery in connection with a Film Products product liability lawsuit ($1,750). The APPX Software restructuring charge includes estimated losses on the disposal of assets, severance costs and cost for the termination of leases and certain contracts. The restructuring, which occurred in the first quarter of 1995, was aimed at eliminating operating losses. Such losses were $478 in the first quarter of 1995 and $4,700 in 1994. While new product development costs have been reduced, APPX Software continues to sell, maintain and support existing products. During 1996 and for the period April 1 to December 31, 1995 (the post-restructuring periods), APPX Software had an operating profit of $511 and $382, respectively.

     In 1994, unusual items totaling $16,494 include the write-off of certain Molded Products goodwill ($4,873), costs related to the closing of a Molded Products plant in Alsip, Illinois ($2,100) and the write-off of goodwill and other intangibles in APPX Software ($9,521). The goodwill write-off in Molded Products resulted from continued disappointing results in certain lines of its business (see Note 19). The write-off in APPX Software in 1994 is the result of management's determination that income generated by the acquired products would not be sufficient to recover the unamortized costs associated with the intangible software assets purchased by Tredegar in December 1992.

 18  CONTINGENCIES

Tredegar is involved in various stages of investigation and cleanup relating to environmental matters at certain of its plant locations. Where management has determined the nature and scope of any required environmental cleanup activity, estimates of cleanup costs have been obtained and accrued. As management continues its efforts to ensure compliance with environmental laws and regulations, additional contingencies may be identified. If additional contingencies are identified, it is management's practice to determine the nature and scope of such contingencies, obtain and accrue estimates of the cost of remediation, and perform remediation. While it is not possible to predict the course of ongoing environmental compliance activities, management does not currently believe that additional costs that could arise from such activities will have a material adverse effect on its financial position; however, such costs could have a material adverse effect on quarterly or annual operating results in a future period.

     Tredegar is involved in various other legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of such actions, management believes that Tredegar has sufficiently accrued for possible losses and that these actions will not have a material adverse effect on Tredegar's financial position; however, the resolution of such actions in a future period could have a material adverse effect on quarterly or annual operating results at that time.

 19  DIVESTED AND DISCONTINUED OPERATIONS

On March 29, 1996, Tredegar sold Molded Products to Precise Technology, Inc. ("Precise") for cash consideration of $57,500 ($53,973 after transaction costs). In addition, Tredegar received unregistered cumulative redeemable preferred stock of Precise with a face amount of $2,500, which is not currently marketable. Dividends on the preferred stock are payable quarterly at an annual rate of 7% beginning June 30, 1996. The preferred stock is redeemable in full on March 29, 2007, or earlier upon the occurrence of certain events. Both dividends and redemption are subordinated to other outstanding debt of Precise.

     No value has been assigned by Tredegar to the preferred stock received from Precise due to the uncertainty of redemption. Consistent therewith, dividend income on such stock is not recognized by Tredegar until received.

     During the second quarter of 1996, Tredegar completed the sale of Brudi for cash consideration of approximately $18,066 ($17,625 after transaction costs).

     Tredegar recognized a gain of $19,893 ($13,725 after income taxes) on the sale of Molded Products in the first quarter of 1996. The gain was partially offset by a first-quarter charge of $9,146 ($5,666 after income tax benefits) related to the loss on the divestiture of Brudi. The Molded Products gain includes a gain of $2,039 ($1,243 after income taxes) on the curtailment of participation by Molded Products employees in Tredegar's benefit plans. The Brudi charge includes a loss accrued of $1,000 ($640 after income tax benefits) for remaining payments under a noncompetition and secrecy agreement entered into when Tredegar acquired Brudi on April 1, 1991.

     The operating results for Molded Products were historically reported as part of the Plastics segment on a combined basis with Film Products and Fiberlux. Likewise, results for Brudi were combined with Aluminum Extrusions and reported as part of the Metal Products segment. Accordingly, results for Molded Products and Brudi have been included in continuing operations. Tredegar began reporting Molded Products and Brudi separately in its segment disclosures in 1995 after announcing its intent to divest these businesses (see pages 20-22). Additional information on the combined results of operations and net assets of these businesses is provided below:

Condensed Statements of Income
Molded Products and Brudi Combined

- --------------------------------------------------------------------------
                                  1996
                           Through the
(Unaudited)              Date Divested     1995         1994
- ---------------------------------------------------------------------------
Net sales                      $34,511   $116,745    $105,470

Costs and expenses:
   Operating costs
      and expenses              33,269    113,805     108,310
   Interest allocated              283        899       1,170
   Unusual items                     -          -       6,973
                                -------   -------     -------
   Total                        33,552    114,704     116,453
                                -------   -------     -------
Income (loss) from Molded
   Products and Brudi
   before income taxes             959      2,041     (10,983)
Income tax (benefit)               423        913      (3,802)
                                -------    ------     --------
Income (loss) from Molded
   Products and Brudi           $  536    $ 1,128     $(7,181)
- ---------------------------------------------------------------------------


Condensed Statements of Net Assets
Molded Products and Brudi Combined

- ---------------------------------------------------------------------------
                                         As of
                                 Date Divested     December 31,
(Unaudited)                            in 1996            1995
- ---------------------------------------------------------------------------

Current assets:
   Accounts and notes receivable      $15,495         $13,964
   Inventories                         14,233          13,858
   Deferred income taxes                1,612           1,476
   Prepaid expenses and other             374              82
                                       ------          ------
      Total current assets             31,714          29,380
                                       ------          ------
Net property, plant and equipment      32,832          33,129
Goodwill and other intangibles          9,980          10,174
                                       ------          ------
      Total assets                     74,526          72,683
                                       ------          ------
Total current liabilities               9,053           9,108
Deferred income taxes                   3,238           2,971
Other noncurrent liabilities              345             460
                                       ------          ------
      Total liabilities                12,636          12,539
                                       ------          ------
Net assets of Molded Products
   and Brudi                          $61,890         $60,144

- ---------------------------------------------------------------------------
     Transactions between Tredegar and Molded Products and Brudi were reflected as though they were settled immediately and there were no amounts due to or from Tredegar at the end of any period. All of Molded Products' full-time employees participated in Tredegar's noncontributory defined benefit plan for salaried employees. Most of these employees also participated in Tredegar's welfare (medical, life and disability) and savings plans. Related costs for participation in these plans were allocated to Molded Products and were included in the above condensed statements of income. Interest expense was allocated to Molded Products and Brudi based upon the ratio of their capital employed (net assets) to Tredegar's consolidated capital employed.

     For federal income tax purposes, operating results of Molded Products and Brudi through the date of disposal were included in Tredegar's consolidated tax return. Their related provision for income taxes represents their allocated share of Tredegar's income tax expense. The allocated share approximates income tax expense that would have been incurred had Molded Products and Brudi separately filed a consolidated tax return and computed income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes."

     On August 16, 1994, the Elk Horn Coal Corporation ("Elk Horn"), Tredegar's 97% owned coal subsidiary, was acquired by Pen Holdings, Inc., for an aggregate consideration of approximately $71,000 ($67,485 after minority interest and transaction costs). Tredegar realized an after-tax gain on the transaction of $25,740. In the first quarter of 1994, Tredegar recognized an income tax benefit of $3,320 on the difference between the financial reporting and income tax basis of Elk Horn. On February 4, 1994, Tredegar sold its remaining oil and gas properties for approximately $8,000 and recognized an after-tax gain of $3,938. The divestiture of Elk Horn completed Tredegar's exit from the Energy segment. Accordingly, information about the revenues, expenses, income, financial condition and cash flows of this segment have been presented as discontinued operations.

     In accordance with applicable accounting pronouncements, a $6,194 charge ($3,964 after income tax benefits) was recognized as a reduction to the gain on the disposal of Elk Horn for the estimated present value of the portion of the unfunded obligation under the Coal Industry Retiree Health Benefit Act of 1992 (the "Act") assumed by Tredegar in the divestiture transaction. Under the Act, assigned operators (former employers) are responsible for a portion of the funding of medical and death benefits of certain retired miners and dependents of the United Mine Workers of America. The obligation under the Act is reflected in Tredegar's consolidated balance sheet in "Other noncurrent liabilities." The net periodic cost of the obligation (interest and the amortization of gains of $158 in 1996) since the Elk Horn divestiture is reflected in Tredegar's consolidated statements of income in "Other income (expense), net."

     At December 31, 1996 and 1995, the accrued costs for Tredegar's obligation under the Act were $5,793 and $6,000, respectively, including an unfunded obligation of $2,943 and $4,703, respectively, and an unrecognized gain of $2,850 and $1,297, respectively. The discount rate used in determining the unfunded obligation was 7.5%, 7.5% and 8.25% at December 31, 1996, 1995 and 1994, respectively. The medical premium trend rate was assumed to be 11%, 12% and 13% at December 31, 1996, 1995 and 1994, respectively, with a gradual decrease to 6% in year 2004, 6% in year 2004 and 6.75% in year 2003, respectively, and remaining at that level thereafter. The accrued cost was determined using assumptions at the end of each period, and the net periodic cost was determined using assumptions as of the beginning of each period. If the medical premium trend rate were increased by 1%, the obligation at December 31, 1996, would increase by approximately $167. The effect of this increase on the annual interest cost component of the net periodic cost would be immaterial.

     The condensed statement of income of the discontinued Energy segment is presented below through August 16, 1994, the date Elk Horn was acquired by Pen Holdings, Inc.:

Condensed Statement of Income
Discontinued Energy Segment

- -----------------------------------------------------------------------------
                                                           January 1, 1994 to
(Unaudited)                                                   August 16, 1994
- ------------------------------------------------------------------------------
Net sales                                                         $19,868

Costs and expenses:
   Operating costs and expenses                                    13,229
   Interest allocated                                                 337
                                                                  --------
   Total                                                           13,566
                                                                  --------
Income from Energy segment
   operations before income taxes                                   6,302
Income taxes                                                        2,082
                                                                   -------
Income from Energy segment
   operations                                                      $4,220

- ------------------------------------------------------------------------------

     All of the Energy segment's full-time employees participated in Tredegar's noncontributory defined benefit plan for salaried employees. These employees also participated in Tredegar's welfare (medical, life and disability) and savings plans. Accordingly, related costs were allocated to discontinued operations. Interest expense was allocated to discontinued operations based upon the ratio of the Energy segment's capital employed (net assets) to Tredegar's consolidated capital employed.

     For federal income tax purposes, results of the Energy segment's operations through the date of disposal were included in Tredegar's consolidated tax return. The Energy segment's provision for income taxes represents its allocated share of Tredegar's income tax expense. The allocated share approximates income tax expense that would have been incurred had the Energy segment separately filed a consolidated tax return and computed income taxes in accordance with SFAS No. 109.